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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*



                         Global-Tech Appliances, Inc.
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                               (Name of Issuer)


                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)


                                   G39320109
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                                (CUSIP Number)


                               December 17, 1998
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [_] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
-----------------------                                  ---------------------
  CUSIP NO. G39320109                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brookside Capital Partners Fund, L.P.
      EIN No.: 04-3313066

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        Delaware

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                          SOLE VOTING POWER
                     5
     NUMBER OF            529,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             529,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         579,500

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.23%*

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      TYPE OF REPORTING PERSON*
12
      PN

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* This filing is also being made by Sankaty High Yield Asset Partners, L.P. (the
"Sankaty Fund"). Together, Brookside Capital Partners Fund, L.P. and Sankaty
Fund own 579,500 shares, or 4.63% of the Common Stock of Global-Tech Appliances, Inc.


                               Page 2 of 8 pages

                                   SCHEDULE 13G
-----------------------                                  ---------------------
  CUSIP NO. G39320109                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sankaty High Yield Asset Partners, L.P.
      EIN No.: 04-3395139

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        Delaware

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                          SOLE VOTING POWER
                     5
     NUMBER OF             50,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING              50,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         579,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.40%*

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      TYPE OF REPORTING PERSON*
12
      PN

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* This filing is also being made by Brookside Capital Partners Fund, L.P. (the
"Brookside Fund"). Together, Sankaty High Yield Asset Partners, L.P. and the Brookside Fund own 579,500 shares, or 4.63% of the Common Stock of Global-Tech Appliances, Inc.


                               Page 3 of 8 pages

Item 1(a).     NAME OF ISSUER

   The name of the issuer to which this filing on Schedule 13G relates is Global-Tech Appliances, Inc. (the "Company").

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

   The principal executive offices of the Company are located at Kin Teck Industrial Building, 12/F, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong.

Item 2(a). NAME OF PERSON FILING

   This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P. (the "Brookside Fund") and Sankaty High Yield Asset Partners, L.P. (the
           --------------
"Sankaty Fund").  Brookside Capital Investors, L.P., a Delaware limited
-------------
partnership ("Brookside Investors"), is the sole general partner of the
              -------------------
Brookside Fund.  Brookside Capital Investors, Inc., a Delaware corporation

("Brookside Inc."), is the sole general partner of Brookside Investors.  Sankaty
----------------
High Yield Asset Investors, LLC, a Delaware limited liability company ("Sankaty
                                                                        -------
Investors"), is the sole general partner of the Sankaty Fund.  Sankaty High
---------
Yield Asset Investors, Ltd., a Bermuda corporation ("Sankaty Ltd."), is the
                                                     ------------
managing member of Sankaty Investors.


Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

   The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Inc. is Two Copley Place, Boston, Massachusetts 02116.

   The principal business address of each of the Sankaty Fund and Sankaty Investors is Two Copley Place, Boston, MA 02116.

   The principal business address of Sankaty Ltd. is Reid House, 31 Church Street, Hamilton HM 12, Bermuda.


Item 2(c). CITIZENSHIP

   Each of the Brookside Fund, Brookside Investors, Brookside Inc., the Sankaty Fund and Sankaty Investors is organized under the laws of the State of Delaware.

   Sankaty Ltd. is organized under the laws of Bermuda.

Item 2(d). TITLE OF CLASS OF SECURITIES

   The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.


Item 2(e). CUSIP NUMBER

   The CUSIP number of the Company's Common Stock is G39320109.


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

(a)   [ ]  Broker or dealer registered under section 15 of the Act
           (15 U.S.C. 78o).
(b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act
           (15 U.S.C. 78c).
(d)   [ ]  Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e)   [ ]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)   [ ]  An employee benefit plan or endowment fund in accordance with
           (S)240.13d-1(b)(1)(ii)(F).
(g)   [ ]  A parent holding company or control person in accordance with
           (S)240.13d-1(b)(1)(ii)(G).
(h)   [ ]  A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813).
(i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)   [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

      [x]  IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13d-1(c), CHECK THIS
           BOX.


Item 4.  OWNERSHIP
Item 4(a).  AMOUNT BENEFICIALLY OWNED

   The Brookside Fund owns 529,500 shares of Common Stock of the Company. The Brookside Fund has the sole power to vote and dispose of the shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Inc. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

   The Sankaty Fund owns 50,000 shares of Common Stock of the Company. The Sankaty Fund has the sole power to vote and dispose of the shares of Common Stock. The Sankaty Fund acts by and through its general partner, Sankaty Investors. Sankaty Investors acts by and through its managing member, Sankaty Ltd. Mr. W. Mitt Romney is the sole shareholder, a director, and President of Sankaty Ltd. and thus is the controlling person of Sankaty Ltd. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.


Item 4(b).  PERCENT OF CLASS

   The Brookside Fund and the Sankaty Fund together own 4.63% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund and the Sankaty Fund is based upon 12,525,900 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of September 30, 1998 based on representations made in the Company's quarterly report on Form 6-K filed with the Securities and Exchange Commission on November 1, 1998.


Item 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)         sole power to vote or to direct the vote:                 Brookside Fund:  529,500
                                                                      Sankaty Fund:     50,000

(ii)        shared power to vote or to direct the vote:                                      0

(iii)       sole power to dispose or to direct the disposition of:    Brookside Fund:  529,500
                                                                      Sankaty Fund:     50,000

(iv)        shared power to dispose or to direct the disposition of:                         0

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         As of the date hereof, Brookside Fund and Sankaty Fund together own less than 5% of the outstanding stock of the Company.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

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Item 10. CERTIFICATION

       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:    December 21, 1998

                                BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                          By:  /s/ Domenic Ferrante
                                               ---------------------------
                                               Name:  Domenic Ferrante
                                               Title: Managing Director


                                SANKATY HIGH YIELD ASSET PARTNERS, L.P.

                                          By:   /s/ Jonathan Lavine
                                               ---------------------------
                                               Name:   Jonathan Lavine
                                               Title:  Managing Director